SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(AMENDMENT NO. 1)*

Rubicon Technology, Inc.
_____________________________________________
(Name of Issuer)

Common Stock
_____________________________________________
(Title of Class of Securities)

78112T107
_____________________________________________
(CUSIP Number)

12/31/13
_____________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO.  78112T107                                                                13G                                Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS

Massachusetts Financial Services Company ("MFS")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

a)           ☐           (b)           ☐

Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,779,093 shares of common stock

6.	SHARED VOTING POWER

None

7.	SOLE DISPOSITIVE POWER

2,932,493 shares of common stock

8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,932,493 shares of common stock, consisting of shares beneficially owned by MFS and/or certain other non-reporting entities.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.9

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Schedule 13G                                                                                                Page 3 of 5 Pages

ITEM 1:	(a)	NAME OF ISSUER:

See Cover Page

(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

900 East Green Street
Bensenville, Illinois  60106

ITEM 2:	(a)	NAME OF PERSON FILING:

See Item 1 on page 2

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

111 Huntington Avenue
Boston, MA  02199

(c)           CITIZENSHIP:

See Item 4 on page 2

(d)           TITLE OF CLASS OF SECURITIES:

See Cover Page

(e)           CUSIP NUMBER:

See Cover Page

ITEM 3:	The person filing is an investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E)

ITEM 4:	OWNERSHIP:

(a)           AMOUNT BENEFICIALLY OWNED:

See Item 9 on page 2

(b)           PERCENT OF CLASS:

See Item 11 on page 2

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS (SOLE AND SHARED):

See Items 5-8 on page 2

ITEM 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:	☐

Not Applicable

Schedule 13G                                                                                                Page 4 of 5 Pages

ITEM 6:	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The shares of Common Stock of Rubicon Technology, Inc. reported in this Schedule 13G are beneficially owned by MFS and/or certain other non-reporting entities.  Accordingly, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  The interest of one entity, the MFS New Discovery Fund (the "Fund"), a series of MFS Series Trust I (which is an investment company registered under the Investment Company Act of 1940), in the Common Stock of Rubicon Technology, Inc., amounted to 1,528,437 shares of Common Stock, or 6.7% of the total number of shares outstanding, at December 31, 2013.  The Fund, which is a series of a Massachusetts business trust, has its principal business office at 111 Huntington Avenue, Boston, Massachusetts 02199.

ITEM 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

ITEM 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:	CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 13, 2014

Massachusetts Financial Services Company

By:           /s/ DANIEL W. FINEGOLD
Daniel W. Finegold
Vice President and Assistant Secretary

Schedule 13G                                                                                                Page 5 of 5 Pages
EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons, on February 13, 2014, hereby agree and consent to the joint filing on their behalf of this Schedule 13G (including any amendments thereto) in connection with their beneficial ownership of the Common Stock of Rubicon Technology, Inc. at December 31, 2013.

Massachusetts Financial Services Company

By:    /s/ DANIEL W. FINEGOLD
       Daniel W. Finegold
       Vice President and Assistant Secretary

MFS Series Trust I, on behalf of
MFS New Discovery Fund

By:    /s/ BRIAN E. LANGENFELD
       Brian E. Langenfeld
       Assistant Secretary